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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005

                        Commission File Number 001-15012
                                               ---------

                           HANAROTELECOM INCORPORATED
                            (Name of the Registrant)

                          43, Taepyeongno 2-ga, Jung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           Form 20-F  X   Form 40-F
                                     ---            ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes      No  X
                                     ---     ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes     No   X
                                     ---     ---

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No   X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------


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         hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure relating to the notice of small-scale merger with Korea Thrunet Co., Ltd., filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on October 6, 2005.

         Exhibit 99.2:     a corporate disclosure relating to the
                           Company's reference material for extraordinary general meeting of shareholders, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on October 6, 2005.


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                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HANAROTELECOM INCORPORATED

Date: October 5, 2005                        By:  /s/ Janice Lee
                                                  ----------------------------
                                             Name: Janice Lee
                                             Title: CFO



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                                  EXHIBIT INDEX

Exhibit No.          Description

Exhibit 99.1: a corporate disclosure relating to the notice of small-scale merger with Korea Thrunet Co., Ltd., filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on October 6, 2005.

Exhibit 99.2: a corporate disclosure relating to the Company's reference material for extraordinary general meeting of shareholders, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on October 6, 2005.


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